UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: November 28, 2014

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) ORIGINALLY FILED WITH THE SEC ON JUNE 26, 2014

Entry into a Material Definitive Agreement.

Teekay Offshore Partners L.P. (the “Partnership”) has entered into a common unit purchase agreement (the “Agreement”) pursuant to which it has agreed to issue 6.70 million common units (the “Units”) to a group of institutional investors for proceeds of approximately $175.0 million (excluding the Partnership’s general partner’s proportionate capital contribution). The Units will be registered pursuant to a registration statement of the Partnership on Form F-3 previously filed and declared effective by the Securities and Exchange Commission. The Partnership intends to use the proceeds from the sale of common units for general partnership purposes, including funding newbuilding installments, capital conversion projects and future acquisitions of vessels.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 and is incorporated by reference herein. A legal opinion relating to the Units is filed as Exhibit 5.1.

Exhibits.

The following exhibits are filed as part of this Report:

Exhibit Number	Description

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

10.1	Common Unit Purchase Agreement, dated November 24, 2014, by and among Teekay Offshore Partners L.P. and the purchasers named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: November 28, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

10.1	Common Unit Purchase Agreement, dated November 24, 2014, by and among Teekay Offshore Partners L.P. and the purchasers named therein.